Exhibit 16


                               JPM SERIES TRUST II
                  SCHEDULE FOR COMPUTATION OF PERFORMANCE DATA


                         TREASURY MONEY MARKET PORTFOLIO

                                   7-Day Yield

      Quotations of "yield" will be based on the net investment income per share generated over a seven-day period. The income is then "annualized".

            BASE PERIOD RETURN = Net Change in Account Value
                                 ---------------------------
                                   Beginning Account Value

            CURRENT YIELD = Base Period Return x (365/7)


                              7-Day Effective Yield

      The "effective yield" is calculated similarly, but when annualized, the income earned by the investment during that seven-day period is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

      EFFECTIVE YIELD = [(Base Period Return + 1)365/7 [superscript]] - 1


                    TREASURY MONEY MARKET AND BOND PORTFOLIOS

                                  30-Day Yield

      Quotations of yield will be based on a Portfolio's investment income per share earned during a particular 30-day period, less expenses accrued during the period ("net investment income") and will be computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

            30-DAY YIELD = 2[(a-b + 1)6 [superscript] - 1]
                              ---
                              cd

(where a = dividends and interest earned during the period, b = expenses accrued for the period (net of any reimbursements), c = the average daily number of shares outstanding during the period that were entitled to receive dividends and d = the maximum offering price per share on the last day of the period).


                                 ALL PORTFOLIOS

                               Annual Total Return

      Quotations of a Portfolio's average annual total return will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in such Portfolio over periods of 1, 5 and 10 years (up to the life of the Portfolio), calculated pursuant to the following formula:

            P (1 + T)n [superscript] = ERV

(where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). All total return figures will reflect the deduction of fund expenses (net of certain expenses reimbursed) on an annual basis and will assume that all dividends and distributions are reinvested when paid.


                             Aggregate Total Return

      A Portfolio's aggregate total return, reflecting the cumulative percentage change over a measuring period, is calculated according to the following formula:

            P (1 + T) = ERV

(where P = a hypothetical initial payment of $1,000 and T = total return).